Exhibit 99.1

Lufax Announces Share Repurchase Plan by the Company and Senior Management

(Shanghai–May 24, 2021)— Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$300 million of its American depositary shares (“ADSs”) for the next six months.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund repurchases from its existing cash balance.

The Company was also informed by its Chairman, Co-Chief Executive Officer and other members of senior management of their intention to use their personal funds to purchase up to an aggregate of US$5 million worth of the Company’s ADSs during a six-month period following today, pursuant and subject to applicable laws and the Company’s securities trading policy. The proposed senior management share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The senior management has agreed to be subject to lock-up restrictions for a period of at least six months with respect to the proposed purchased shares. The proposed senior management share purchase plan demonstrates the management’s confidence in the fundamental and long-term growth of the Company. After the purchase, the interests of the senior management will be even more closely aligned with those of the Company’s shareholders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Robin Yang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

Source: Lufax Holding Ltd

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